UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CONTRACTS WITH RELATED PARTIES REFERENCE DATE 12/31/2008 (1)
(SAME GROUP)

	CONTRACTS WITH THE SAME GROUP		Original Value				Outstanding Balance

Item	Subject and Characteristics of Contract	Link with the Company	R$ thousand	Date	Expiration of the term	Expiration or Termination Conditions	R$ thousand	Date

	100% surety from CPFL Energia granted to the Ceran complex for financing agreement executed with BNDES. The amount corresponds to Ceran’s total debt and there are no costs associated with that surety for Related Parties.					The guarantee is valid up to the full payment of the debt.

1		Controlled	435,805	02/09/2004	03/15/2023		532,497	12/31/2008

	100% surety from CPFL Energia granted to the Ceran complex for supplementary financing agreement executed with BNDES. The amount corresponds to Ceran’s total debt and there are no costs associated with that surety for Related Parties.					The guarantee is valid up to the full payment of the debt.

2		Controlled	180,000	06/12/2007	03/15/2023		195,424	12/31/2008

	100% surety from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this surety for Related Parties.					The guarantee is valid up to the full payment of the debt.

3		Controlled	89,021	03/04/2005	12/15/2010		127,157	12/31/2008

	100% surety from CPFL Energia granted to CPFL Piratininga for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Piratininga and there are no costs associated with this surety for Related Parties.					The guarantee is valid up to the full payment of the debt.

4		Controlled	33,567	03/04/2008	12/15/2010		47,348	12/31/2008

	Guarantee from CPFL Energia referring to RGE’s 2nd issuance of Debentures – 1st and 2nd tranches. The guarantee extends to compliance with 100% of the contract obligations.					The guarantee is valid up to the full payment of the debt.
5		Controlled	230,000	05/12/2005	04/01/2011		240,994	12/31/2008

	Endorsement granted to CPFL Piratininga for the 1st issuance of Debentures, aiming at the conformity of the issuer’s economic profile, in order to provide enough liquidity to support investments the issuer plans to make and allow the refinancing of short-term debts.					The guarantee is valid up to the full payment of the debt.

6		Controlled	400,000	01/01/2006	01/01/2011		427,176	12/31/2008

	Endorsement granted to CPFL Geração by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.					The guarantee is valid up to the full payment of the debt.

7		Controlled	224,779	12/01/2006	05/19/2009		0	12/31/2008

	100% surety from CPFL Energia granted to CPFL Paulista for raising of funds through issuance of debentures referring to the 3rd issuance.					The guarantee is valid up to the full payment of the debt.
8		Controlled	640,000	12/01/2006	12/01/2013		647,083	12/31/2008

	100% surety from CPFL Energia granted to CPFL Paulista for raising of funds through issuance of debentures referring to the 2nd issuance.					The guarantee is valid up to the full payment of the debt.
9		Controlled	250,000	07/01/2004	07/01/2009		307,315	12/31/2008

	100% surety from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM III. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this surety for Related Parties.					The guarantee is valid up to the full payment of the debt.

10		Controlled	71,587	06/21/2007	12/16/2013		134,356	12/31/2008

	CONTRACTS WITH THE SAME GROUP		Original Value				Outstanding Balance

Item	Subject and Characteristics of Contract	Link with the Company	R$ thousand	Date	Expiration of the term	Expiration or Termination Conditions	R$ thousand	Date

	100% surety from CPFL Energia granted to CPFL Paulista for financing agreement executed with BNDES – FINEM II. The amount corresponds to the totality of that debt of CPFL Paulista and there are no costs associated with this surety for Related Parties.					The guarantee is valid up to the full payment of the debt.

11		Controlled	87,516	06/21/2007	12/16/2013		79,812	12/31/2008

	Endorsement granted to CPFL Geração by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.					The guarantee is valid up to the full payment of the debt.

12		Controlled	80,000	12/03/2007	09/11/2009		132,238	12/31/2008

	Guarantee from CPFL Energia referring to RGE’s 3rd issuance of Debentures – 1st and 2nd tranches. The guarantee extends to compliance with 100% of the contract obligations.					The guarantee is valid up to the full payment of the debt.
13		Controlled	100,000	12/01/2007	12/01/2013		250,781	12/31/2008

	Guarantee from CPFL Energia referring to RGE’s 3nd issuance of Debentures – 1st and 2nd tranches. The guarantee extends to compliance with 100% of the contract obligations.					The guarantee is valid up to the full payment of the debt.
14		Controlled	40,000	02/01/2008	12/01/2013		42,290	12/31/2008

	Endorsement granted to CPFL Geração by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.					The guarantee is valid up to the full payment of the debt.

15		Controlled	230,760	03/10/2008	01/10/2011		378,388	12/31/2008

	Endorsement granted to CPFL Geração by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.					The guarantee is valid up to the full payment of the debt.

16		Controlled	176,000	03/14/2008	01/10/2011		287,923	12/31/2008

	Endorsement granted to CPFL Santa Cruz by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.					The guarantee is valid up to the full payment of the debt.

17		Controlled	34,000	06/12/2008	06/10/2011		36,677	12/31/2008

	100% surety from CPFL Energia granted to CPFL Santa Cruz for financing agreement executed with BNDES – FINEM. The amount corresponds to the totality of that debt of CPFL Santa Cruz and there are no costs associated with this surety for Related Parties.					The guarantee is valid up to the full payment of the debt.

18		Controlled	10,000	05/15/2008	05/15/2015		0	12/31/2008

	Endorsement granted to CPFL Geração by CPFL Energia for the agreement for onlending of funds raised abroad – Resolution 2770, aiming at meeting the Company’s working capital needs. The guarantee extends to the compliance with 100% of the contract obligations.					The guarantee is valid up to the full payment of the debt.

19		Controlled	100,000	11/17/2008	03/09/2011		100,468	12/31/2008

(1) The company shall disclose all contracts in force with each related party, whenever an amount equal or higher than R$ 200,000.00, or else equal or higher than 1% of the Company’s Shareholders’ Equity (the one most recently disclosed), whichever is higher, is reached in one or in successive contracts, with or without the same purpose, in any one-year period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.